Exhibit 99.1

W&T Offshore, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands)

(Unaudited)

	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$9,065	$21,099	$9,948	$4,016
Receivables:
Oil and gas sales	49,312	34,540	33,432	39,107
Joint interest	2,870	14,265	22,656	24,184

	52,182	48,805	56,088	63,291
Royalty deposits	4,989	6,339	5,614	5,614
Prepaid expenses and other assets	981	191	5,502	1,302

Total current assets	67,217	76,434	77,152	74,223
Property and equipment-at cost:
Oil and gas properties and equipment-full cost method of accounting	633,869	687,804	724,113	842,846
Furniture, fixtures and other	3,702	3,835	3,545	5,222

	637,571	691,639	727,658	848,068
Less accumulated depreciation, depletion, and amortization	281,276	317,473	351,375	388,446

Net property and equipment	356,295	374,166	376,283	459,622
Deferred financing costs, less accumulated amortization	1,187	1,076	966	958
Restricted deposits for asset retirement obligations	9,843	9,890	10,075	11,926

Total assets	$434,542	$461,566	$464,476	$546,729

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$42,872	$47,542	$43,933	$57,213
Undistributed oil and gas proceeds	8,850	12,478	9,621	11,500
Asset retirement obligation	12,880	12,772	14,686	17,552
Accrued expenses	440	690	991	765
Income taxes payable	22,307	7,064	19,150	16,288

Total current liabilities	87,349	80,546	88,381	103,318
Long-term debt	30,100	52,600	19,900	67,000
Asset retirement obligation less current portion	89,895	89,255	89,755	110,052
Deferred tax liabilities	50,924	46,718	48,383	51,904
Shareholders' equity:
Series A Preferred Stock	45,435	45,435	45,435	45,435
Common Stock	—	—		—
Additional paid-in capital	544	6,020	6,020	6,087
Retained earnings	130,295	140,992	166,602	162,933

Total shareholders' equity	176,274	192,447	218,057	214,455

Total liabilities and shareholders' equity	$434,542	$461,566	$464,476	$546,729

Exhibit 99.1

W&T Offshore, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands)

(Unaudited)

	March 31, 2004	June 30, 2004	September 30, 2004
Assets
Current assets:
Cash and cash equivalents	$789	$10,665	$19,141
Receivables:
Oil and gas sales	50,564	40,881	24,280
Joint interest	18,466	13,838	16,662
Income taxes	—	—	1,377

	69,030	54,719	42,319
Royalty deposits	5,614	5,615	5,614
Prepaid expenses and other assets	772	5,754	5,697

Total current assets	76,205	76,753	72,771
Property and equipment-at cost:
Oil and gas properties and equipment-full cost method of accounting	897,431	972,204	1,029,489
Furniture, fixtures and other	5,283	5,221	5,475

	902,714	977,425	1,034,964
Less accumulated depreciation, depletion, and amortization	425,821	469,069	502,526

Net property and equipment	476,893	508,356	532,438
Deferred financing costs, less accumulated amortization	843	1,796	1,882
Restricted deposits for asset retirement obligations	11,971	11,898	11,886

Total assets	$565,912	$598,803	$618,977

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$77,942	$67,873	$73,336
Undistributed oil and gas proceeds	12,266	12,908	8,826
Asset retirement obligation	15,495	14,343	16,477
Accrued expenses	307	635	418
Income taxes payable	15,856	6,709	—

Total current liabilities	121,866	102,468	99,057
Long-term debt	19,300	25,000	—
Asset retirement obligation less current portion	114,436	122,564	123,642
Deferred tax liabilities	57,421	62,655	73,594
Shareholders' equity:
Series A Preferred Stock	45,435	45,435	45,435
Common Stock	—	—	—
Additional paid-in capital	6,478	6,478	6,478
Retained earnings	200,976	234,203	270,771

Total shareholders' equity	252,889	286,116	322,684

Total liabilities and shareholders' equity	$565,912	$598,803	$618,977

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